SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K



ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2000



Commission file number 1-13159



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ENRON CORP. SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ENRON CORP.
                      1400 Smith Street
                    Houston, Texas  77002





                  ENRON CORP. SAVINGS PLAN



                                                        Page

Reports of Independent Public Accountants                 1

Financial Statements:

  Statements of Net Assets Available for
   Benefits as of December 31, 2000 and 1999              2
  Statement of Changes in Net Assets Available
   for Benefits for the Year Ended December 31, 2000      3

Notes to Financial Statements                             4

Supplemental Schedules:
  Schedule H, Line 4(i) - Schedule of Assets Held
   as of December 31, 2000                               12

  Self Directed Brokerage Accounts                       15

  Schedule H, Line 4(j) - Schedule of Reportable
   Transactions for the Year Ended December 31, 2999     40

Signatures                                               41

Consents of Independent Public Accountants               42

               Report of Independent Auditors

Administrative Committee of
 Enron Corp. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Enron Corp. Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.
The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Houston, Texas
May 14, 2001                        ERNST & YOUNG LLP

                  Enron Corp. Savings Plan

       Statements of Net Assets Available for Benefits


                                              December 31
                                         2000             1999

Assets
Receivables:
Employer contributions              $      777,379   $            -
Participant contributions                2,354,154                -
Loan repayments                            519,419                -
Investment income receivable             1,398,787          548,693
Sales outstanding                                -        6,052,063
Total receivables                        5,049,739        6,600,756
Investments                          2,131,469,901    1,620,324,998
Total assets                         2,136,519,640    1,626,925,754

Liabilities
Cash overdraft                             722,059        2,885,417
Purchases outstanding                      769,617          689,456
Total liabilities                        1,491,676        3,574,873
Net assets available for benefits   $2,135,027,964   $1,623,350,881


The accompanying notes are an integral part of the financial statements.

                  Enron Corp. Savings Plan

  Statement of Changes in Net Assets Available for Benefits


            For the year ended December 31, 2000


Additions:
Employer contributions                  $   20,806,028
Participant contributions                   63,548,895
Rollover contributions                      71,901,120
Net appreciation in fair value
 of investments                            605,769,706
Interest and dividend income                49,751,643
Total additions                            811,777,392

Deductions:
Benefits paid to participants              218,639,338
Administrative expenses                      1,785,107
Total deductions                           220,424,445

Other changes in net assets:
Transfers to other qualified plans         (79,675,864)

Net increase                               511,677,083

Net assets available for benefits at:
Beginning of year                        1,623,350,881
End of year                             $2,135,027,964

The accompanying notes are an integral part of the financial statements.

                  Enron Corp. Savings Plan

                Notes to Financial Statements


                      December 31, 2000


1. Description of the Plan

The following description of the Enron Corp. Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. A copy of the plan document is available from Enron Corp. and its participating employers (collectively, the "Company").

General

The Plan is a tax-qualified defined contribution pension plan established for the benefit of certain full-time and part-time employees of the Company, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is intended to meet the requirements for qualification under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees may participate in the Plan the first day of the month coincident with or following their date of employment.

Transfers To Other Qualified Plans

As of August 16, 1999, Enron Oil & Gas Company ("EOG") changed its name to EOG Resources, Inc., and is no longer a participating employer. Therefore, all contributions from EOG employees and Company matching contributions ceased as of that date. In February 2000, net assets of approximately $80 million related to participant account balances of active EOG Resources, Inc. employees on August 16, 1999 were transferred to the EOG Resources, Inc. Savings Plan.

Participant Contributions

Participants may contribute from 1% to 15% of their eligible base pay in any combination of before-tax salary deferrals or after-tax contributions subject to certain limits prescribed by the Code.

Participants may also roll over amounts representing distributions from other qualified plans. During 2000, participants in the Plan transferred approximately
$56 million as direct rollovers from the Enron Corp.
Employee Stock Ownership Plan to the Plan.

Participants may direct the investment of their contribution accounts in 1% increments into any combination of funds offered by the Plan. Participants may also elect self-directed brokerage accounts subject to certain restrictions, as defined by the Plan.

Company Contributions

The Company matches 50% of all participant before-tax contributions, with the exception of field hourly construction workers and certain of Portland General's eligible bargaining unit employees, up to a maximum of 6% of base pay. Portland General eligible bargaining unit employees who were born before 1957 and were employed before January 1, 1999 may participate in either retirement program A or B, while bargaining unit employees employed after January 1, 1999 may participate in program B only. For those participants in program A, the Company matches 100% of before-tax contributions up to a maximum of 6% of eligible base pay. For those participants in program B, the Company matches 100% of before-tax contributions in excess of 5%, but not in excess of 10% of eligible base pay, and the Company contributes an additional 5% of base pay. Company contributions are not made for field hourly construction workers.

All Company contributions, except the additional 5% contribution for Portland General participants in retirement program B, are invested in the Enron Corp. Stock Fund.

At age 50, participants may elect to reallocate their Company contributions among the other investment options.

Vesting

Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. Eligible employees hired prior to July 1, 1999 are 100% vested in their Company contributions and actual earnings thereon.
Eligible employees hired on or after July 1, 1999 become
100% vested in their Company contributions after completing one year of service. Participants automatically become 100% vested regardless of length of service i) upon reaching age
65; ii) becoming totally and permanently disabled; or
iii) upon death while an employee. Forfeited amounts of nonvested accounts are used to reduce future Company matching contributions or administrative expenses of the Plan.

Withdrawals and Participant Loans

Participants may receive a distribution of the vested balance in their account due to termination of service, death, total and permanent disability, or retirement.
Account balances less than $5,000 will be paid out as a lump sum distribution. Account balances over $5,000 may be received in the form of a commercial annuity or lump sum distribution.

Active participants may receive in-service withdrawals or hardship withdrawals subject to limitations defined by the Plan.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the borrower's vested account balance. Participants may have no more than one loan outstanding at any time. Loan terms may not exceed 5 years, except for loans used for the purchase of a primary residence which may not exceed 15 years. Loan interest is based on prime plus 1% at the time the loan is issued. Principal and interest are repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United
States. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Short-term investments are stated at cost, which approximates fair value. Investments in common and preferred stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. The investment contracts with insurance companies are fully benefit-responsive and, therefore, are recorded at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate less funds used to pay benefits and expenses. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan provides for various investments in common and preferred stock, short-term investments, mutual funds, investment contracts, and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

Individual investments that represent 5% or more of the Plan's net assets at each date are as follows:

                                           December 31
                                       2000            1999

*Enron Corp. Common Stock         $1,157,515,958   $662,118,399
*Enron Corp. Cumulative Second
  Preferred Convertible Stock        158,875,150     84,813,050

*Includes both participant-directed and nonparticipant-directed amounts.

During 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated
(depreciated) in value as follows:


Common and preferred stock      $652,658,048
Mutual funds                     (47,022,503)
Other investments                    134,161
                                $605,769,706

Enron Corp. Stock Fund

The Enron Corp. Stock Fund holds shares of Enron Corp.
Cumulative Second Preferred Convertible Stock ("Preferred
Stock") in addition to Enron Corp. Common Stock ("Common
Stock"). The Preferred Stock is convertible into Common
Stock at a fixed rate of 27.304 common shares for each preferred share. Participants in the Enron Corp. Stock Fund receive an equivalent annual preferred stock dividend in an amount equal to the higher of $10.50 per share or the equivalent dividend that would be paid if shares of the Preferred Stock were converted to Common Stock.
Distributions from the Enron Corp. Stock Fund are made in shares of Common Stock or cash.

Stable Asset Fund

The Stable Asset Fund invests in guaranteed investment contracts ("GICs"), synthetic investment contracts ("SICs"), and mutual funds. The GICs are promises by a bank or insurance company to repay principal plus accrued income at contract maturity, subject to the credit worthiness of the issuer. SICs differ from GICs in that the assets supporting the SICs are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and contract value. The assets supporting the SICs are comprised of common collective funds and mutual funds with fair values of approximately $95 million and $85 million at December 31, 2000 and 1999, respectively. The contract value of the SICs at December 31, 2000 and 1999 is approximately $95 million and $89 million, respectively.

Interest crediting rates on the GICs in the Stable Asset
Fund are generally determined at the time of purchase and do not vary throughout the duration of the contract.
Interest crediting rates on the SICs are reset quarterly based on the yield to maturity and expected cash flow over the life of each SIC's supporting assets. At December 31, 2000 and 1999, the interest crediting rates ranged from 5.4% to 7.7% and 5.16% to 6.67%, respectively.

For the years ended December 31, 2000 and 1999, the aggregate average annual yield for the investment contracts in the Stable Asset Fund was 6.45% and 6.30%, respectively. At December 31, 2000 and 1999, the fair value of the GICs was approximately $84 million and $91 million, respectively. The contract value was approximately $81 million and $93 million at December 31, 2000 and 1999, respectively. The fair value was estimated by discounting the expected future cash flows of the contracts at the then-current duration-matched swap rate for each payment. Withdrawals of the Stable Asset Fund's assets not in compliance with the investment contracts' provisions are subject to certain penalties.

4. Stock Funds

The Enron Corp. Stock Fund and the EOG Stock Fund include both participant- and non-participant-directed net assets.
Information about the net assets and the significant components of the changes in net assets relating to these funds is as follows:

                                               December 31
                                           2000            1999

Net assets:
Enron Corp. Common Stock              $1,157,515,958   $662,118,399
Enron Corp. Cumulative Second
 Preferred Convertible Stock             158,875,150     84,813,050
EOG Resources, Inc. Common Stock          26,432,000     25,232,817
Common collective funds                   11,426,744      6,817,584
Employer contribution receivable             732,252              -
Participant contribution receivable          725,108              -
Accrued income                               335,322        292,700
Sales outstanding                                  -      6,052,062
Purchases outstanding                              -       (689,456)
                                      $1,356,042,534   $784,637,156

                                         Year ended
                                         December 31
                                             2000

Changes in net assets:
Employer contributions                $   19,681,069
Participant contributions                 17,543,146
Rollover contributions                    59,767,113
Interest and dividends                     9,343,326
Net appreciation in fair value
 of investments                          664,534,606
Benefits paid to participants           (200,058,742)
Interfund transfers                          594,860
                                      $  571,405,378

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 5, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended and restated since receiving the determination. The Administrative Committee believes the Plan continues to operate in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Subsequent Event

Effective February 1, 2001, net assets of approximately
$600,000 for the WarpSpeed Communications 401(k) Plan merged into the Plan.

                   Supplemental Schedules


                  Enron Corp. Savings Plan

                   EIN: 47-0255140 PN: 333

 Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)

                   As of December 31, 2000

Identity of Issue, Borrower,                                                                   Current
 Lessor, or Similar Party         Description of Investment                     Cost            Value

*Enron Corp.                      13,925,004 shares of common stock         $335,158,070   $1,157,515,958
*Enron Corp.                      70,000 shares of Cumulative Second
                                   Preferred Convertible Stock                20,181,998      158,875,150
*EOG Resources, Inc.              483,328 shares of common stock              15,860,646       26,432,000
Fidelity Investments              Equity Income Fund                                  **       34,928,985
Fidelity Investments              OTC Fund                                            **       37,550,631
Fidelity Investments              Balanced Fund                                       **       12,194,005
Fidelity Investments              Growth & Income Fund                                **       43,265,954
Fidelity Investments              Magellan Fund                                       **       46,515,733
Fidelity Investments              Growth Company Fund                                 **       84,027,332
Fidelity Investments              Overseas Fund                                       **       14,799,732
Morgan Stanley Dean Witter        International Equity Portfolio                      **       11,646,093
Morgan Stanley Dean Witter        Stable Value II                                     **       13,426,653
Morgan Stanley Dean Witter        Institutional Fund                                  **       45,895,945
*Northern Trust Company           Short-Term Investment Fund                          **       17,783,389
SEI Trust Company                 Stable Asset Fund                                   **       18,263,819
The Vanguard Group                Life Strategy Growth                                **       44,851,101
The Vanguard Group                Conservative Growth Portfolio                       **       12,624,946
The Vanguard Group                Moderate Growth Portfolio                           **       41,044,315
The Vanguard Group                Index Trust 500 Portfolio                           **       23,158,190
The Vanguard Group                Windsor II Fund                                     **       27,925,997
John Hancock Mutual Life
 Insurance Company                Investment contract #14447, 6.10%,
                                   maturing 12/15/03                                  **        6,755,422
PIMCO                             Total Return Fund II Institutional                  **        8,076,293
T. Rowe Price                     Small Cap Fund                                      **       25,501,420
Canada Life                       Investment contract #P46067, 7.70%
                                   maturing 6/15/04                                   **       12,466,232
Canada Life                       Investment contract #P46058, 7.70%
                                   maturing 12/15/03                                  **       13,753,688
People's (Aegon) Life Company     Investment contract #NDA0017SFR, 7.18%,
                                   maturing 6/15/05                                   **       10,185,022
People's Benefit Life             Investment contract #173FR, 7.20%
                                   maturing 12/15/04                                  **       10,373,538
Allstate Insurance Company        Investment contract #5926P, 5.66%,
                                   maturing 12/31/01                                  **        4,571,556
Allstate Insurance Company        Investment contract #6229, 7.17%,
                                   maturing 12/14/04                                  **        6,449,748
GE Life & Annuity Assurance
 Company                          Investment contract #3322, 6.54%,
                                   maturing 12/15/02                                  **        5,481,759
John Hancock Mutual Life
 Insurance Company                Investment contract #9600P, 5.53%,
                                   maturing 6/1/01                                    **        5,023,798
New York Life Insurance Company   Investment contract #31036, 6.82%,
                                   maturing 6/14/02                                   **        5,918,624
PIMCO                             Low Duration Fund                                            11,021,936
PIMCO                             Total Return Fund                                             7,028,591
CDC Financial                     Synthetic contract wrapper #1032-01-P,
                                   5.48%                                              **          219,643
                                                                                               18,270,170
Transamerica Life Insurance
 Company                          Synthetic contract wrapper #76644-P,
                                   6.54%                                              **         (402,272)
*UAM Trust Company                Dwight Target 2 Fund                                **        7,735,350
*UAM Trust Company                Dwight Target 5 Fund                                **       25,666,377
                                                                                               32,999,455

State Street Bank                 Synthetic contract wrapper #97053,
                                   5.16%                                    $         **   $      259,438
*UAM Trust Company                Dwight Target 2 Fund                                **       19,388,660
                                                                                               19,648,098

Monumental Insurance Company      Synthetic contract wrapper #BDA00390TR,
                                   6.35%                                              **         (122,216)
*UAM Trust Company                Dwight Target 5 Fund                                **       23,861,569

                                                                                               23,739,353

*Charles Schwab                   Self-directed brokerage accounts(1)                 **       30,768,744
*Participant loans                Various maturities and interest rates
                                   ranging from 8.25% to 9.25%                        **       18,761,053
                                                                                           $2,131,469,901

* Party-in-interest.
**Cost not required for participant-directed investments.
(1) See attached self-directed brokerage account schedule.

Enron Corp. Savings Plan
Self Directed Brokerage Accounts

Description of Investment                   Current Value

1st Miracle Group Inc                        $       350
24/7 Media, Inc.                                      93
360networks Inc                                   12,750
3Com Corp                                         10,277
Abgenix, Inc                                       5,906
Acclaim Entertainment, Inc                         2,063
Accom, Inc                                           720
Accrue Software, Inc                               1,000
ACLARA BioSciences, Inc.                           1,088
ACT Manufacturing, Inc                            15,750
Active Power, Inc                                  4,388
Adaptec, Inc                                       1,025
Adaptive Broadband Corp                            5,359
Adatom.Com Inc                                        35
ADC Telecommunications, Inc                       33,912
Adelphia Business Solutions, Inc                   1,275
Adept Technology, Inc                                725
Adobe Systems Inc                                  4,656
Advanced Digital Information Corp                 92,000
Advanced Fibre Communications, Inc                 5,058
Advanced Micro Devices, Inc                       55,582
Advanced Radio Telecom Corp                          603
Advisors Inner Circle Fund                       247,451
AES Corporation                                  101,575
Affinity Technology Group, Inc                        38
Agile Software Corp                                3,456
Agilent Technologies, Inc                         37,011
Akamai Technologies, Inc                           3,454
Alaska Air Group, Inc                              2,231
Alcoa, Inc                                        20,569
Alliance Semiconductor Corp                        2,263
Alloy Online, Inc                                  2,691
Alpha Industries, Inc                                925
Altera Corp                                        8,157
AltiGen Communications, Inc                          208
ALZA Corp                                         18,020
Amazon.com, Inc                                   33,895
American Biogenetic Sciences Inc                     688
American Century Mutual Funds Inc Ultra Fund      12,331
American Century Quantve Equity                    7,842
American Century World Mutual Funds               61,339
American Eco Corp                                     12
American Express Co                               36,895
American International Petroleum Corp              1,563
American Power Conversion Corp                     9,158
American Tower Corp                                3,788
Amerindo Funds Inc                                 1,002
Ames Department Stores Inc                        17,006
AMF Bowling, Inc                                      32
Amgen Inc                                         86,635
Amkor Technology Inc                               7,758
Amphenol Corp                                      7,838
Analog Devices Inc                                50,932
Anheuser-Busch Companies Inc                       5,915
Ants Software.com                                 44,592
AOL Time Warner Inc                              144,640
Apache Corp                                        7,006
Aperian Inc                                        1,844
Apex Property Fund                                 2,000
Apple Computer Inc                                12,763
Applera Corp                                       1,882
Applied Biosystems Group                               -
Applied Digital Solutions Inc                      1,684
Applied Materials Inc                            275,141
Applied Micro Circuits Corp                      138,912
Applied Microsystems Corp                            444
Apponline.com Inc                                      2
Aqua Clara Bottling & Distribution Inc               106
Arch Wireless Inc                                     59
Ariad Pharmaceuticals Inc                          3,444
Ariba Inc                                         63,009
Ariel Corp                                           594
Artisan International Fund                        75,925
Asia Pulp & Paper Company Ltd                      5,000
Assisted Living Concepts Inc                         100
Asyst Technologies Inc                            24,188
At Home Corp                                      22,767
AT&T Corp                                        119,826
ATI Technologies Inc                               1,150
Atmel Corp                                        26,156
Audiovox Corp                                      3,600
Auspex Systems Inc                                73,535
AutoDesk inc                                       5,792
Avanex Corp                                       16,975
Avaya Inc                                          6,064
AVI BoiPharma Inc                                    950
Avici Systems inc                                  2,463
Avocent Corp                                       1,755
AVX Corp                                          13,100
Azurix Corp                                      119,660
Ballard Power Systems Inc                         11,684
Baltimore Technolgies plc                             99
Bank of America Corp                              18,350
Bank One Corp                                        388
Banner Corp                                       15,250
Barnes & Noble Inc                                 2,650
barnesandnoble.com inc                               656
Baron Asset Fund iOpportunity Fund                12,204
Barringer Technologies Inc                         7,438
BE Aerospace Inc                                  48,000
Be Free Inc                                        1,094
BEA Systems Inc                                   49,475
Beautymerchant.com Inc                             4,500
bebe stores, inc                                   1,283
Bed Bath & Beyond Inc                             12,083
BEI Technologies inc                                 581
Benton Oil & Gas Co                                   78
Bergen Brunswig Corp                               7,915
Berger Investment Portfolio Trust
 Balanced Fund                                    26,892
Berger Investment Portfolio Trust
 Information Technology Fund                       7,541
Berkshire Funds Focus Fund                        55,312
Berkshire Hathaway Inc                           185,966
Berkshire Hathaway'a'                            197,700
Best Buy Co Inc                                   17,738
BHP Limited                                        2,100
BICO Inc                                              49
Bid.com international Inc                            197
Bidhit.Com Inc                                         5
BIFS Technologies Corporation                        115
Biogen inc                                        10,511
Biomira Inc                                        2,688
Bio-Technology General Corp                        1,413
BiznessOnline.com Inc                                 40
BMC Software Inc                                  63,490
BOEING CO                                          6,600
Bookham Technology plc                               184
Boston Biomedica Inc                                 163
Boston Communications Group Inc                    5,436
Boston Properties Inc                              8,700
Boston Scientific Corp                             1,369
Bridgeway Fund Inc Aggressive Growth
 Portfolio                                        24,665
Brightpoint Inc                                    7,350
Brio Technology Inc                                  211
Bristol-Myers Squibb Co                           22,181
Broadcom Corp                                    299,124
Broadvision Inc                                   40,139
Brocade Communications Systems Inc                15,057
Brokat Infosystems Aktiengesellschaft                255
Brooks Automation Inc                             39,288
BrreezeCOM Ltd                                       716
C Cor Net Corp                                     3,888
Cable & Wireless PLC ORD                           1,994
Caldera Systems Inc                                  291
Calico Commerce Inc                                  969
Caliper Technologies Corp                          9,400
Callaway Golf Co                                   4,696
Calpine Corp                                     328,956
Canadian 88 Energy Corp                            1,391
Capstone Turbine Corp                              6,440
Cardiodynamics International Corp                  3,438
Catalytica Energy Systems Inc                        207
Caterpillar Inc                                   18,049
Celsion Corp                                      25,100
Cendant Corp                                       2,888
Centrinity Inc                                    10,996
Centura Software Corp                                 78
Certicom Corp                                     20,375
Charles Schwab Corp                               54,486
Charter Communications Inc                        14,747
Check Point Software Technologies Ltd            165,751
Checkfree Corp                                     2,125
Chesapeake Energy Corp                             6,075
Chevron Corp                                       8,511
Childrens Beverage Group Inc                         329
Chinadotcom Corp                                   1,800
Chiron Corp                                        8,538
Ciena Corp                                       140,563
Circuit City Stores Inc                            1,150
Cirrus Logic Inc                                   7,688
Cisco Systems Inc                                525,020
Citigroup, Inc                                    99,034
Citizens Funds Emerging Growth Fund                7,539
Citizens Funds Global Equity Fund                 16,047
Citrix Systems Inc                               133,065
Claire's Stores Inc                                4,043
Clare Inc                                          3,750
Clarent Corp                                      19,231
Clarus Corp                                          140
Clifornia Micro Devices Corp                       6,188
CMGI Inc                                          15,691
CMS Energy Corp                                    6,729
CNET Networks Inc                                  5,600
Coca-Cola Bottling Co Consolidated                15,350
Coca-Cola Co                                       6,094
Colorado Medtech Inc                               9,563
Comcast Corp                                      17,953
Comdisco Inc                                      13,156
Commerce One Inc                                  10,328
Commodore Applied Technologies Inc                   245
Compaq Computer Corp                              11,032
Computer Associates International Inc              3,900
Computerized Thermal Imaging Inc                   1,500
Compuware Corp                                     3,750
Comverse Technology Inc                           21,725
Concur Technologies Inc                              555
Concurrent Computer Corp                           5,375
Conductus Inc                                        919
Conexant Systems Inc                              61,377
Conseco Inc                                        2,638
Consolidated Edison Inc                           11,914
Convergys Corp                                     2,220
Copper Mountain Networks Inc                       3,367
Corel Corp                                           343
Corillian Corp                                     4,380
Corning Inc                                      133,304
Corvas International Inc                          14,375
Corvis Corp                                        6,548
Costco Wholesale Corp                                799
Cottage Investments Inc                               23
Covad Communication Group Inc                        497
Credence Systems Corp                              4,600
Credit Suisse Warburg Pincus Global
 Post Venture Cap Fund Inc                        23,593
Credit Suisse Warburg Pincus Japan
 Growth Fund Inc                                   2,732
Credit Suisse Warburg Pincus Japan
 Small Company Fund Inc                            1,061
Crescent Real Estate Equities Co                   2,225
Critical Path Inc                                    461
Crown Cork & Seal Company Inc                      7,438
CT Holdings Inc                                      563
CTS Corp                                          10,931
Cubist Pharmaceuticals Inc                           580
Cyberian Outpost, Inc                                119
Cybertel Communications Corp                       3,390
CyNet Inc                                          3,576
Cypost Corp                                           24
Cypress Semiconductor Corp                         3,150
Cytogen Corp                                       2,344
Cytrx Corp                                         1,438
DaimlerChrysler AG                                   330
Dan River Inc                                      2,442
Data Race Inc                                         68
DCH Technology Inc                                20,910
Delias Corp                                       31,353
Dell Computer Corp                               117,041
Delphi Automotive Systems Corp                     2,515
Delta Air Lines Inc                                5,024
Dendreon Corp                                        375
Destiny Media Technologies Inc                       238
Devine Entertainment Corp                             94
DevX Energy Inc                                        8
Diamond Offshore Drilling Inc                      4,000
Digimarc Corp                                      3,218
Digital Courier Technologies, Inc.                    38
Digital Island Inc                                 4,956
Digital Power Corp                                67,500
Digitran Systems Inc                                  24
DMC Stratex Networks Inc                          10,005
Dobson Communications Corp                         1,463
DoubleClick Inc                                    1,100
Dow Chemical Co                                   10,720
Dresdner RCM Global Healthcare Fund               25,632
Dreyfus Investment Grade Bond Fund Inc
 Short Term Income Fund                          151,507
drugstore.com inc                                    906
Duke Energy Corp                                  17,050
Dynegy Inc                                        32,557
E*TRADE Group, Inc                                 7,818
E.I. Du Pont De Nemours & Co                      13,170
Earth Sciences Inc                                 6,000
Earthlink Inc                                        810
Eastman Kodak Co                                   4,008
Echelon Corp                                      10,923
Echostar Communications Corp                      11,785
ECOGEN INC                                            36
eGain Communications Corp                          5,136
El Paso Corp                                      35,813
El Paso Electric Co                                6,600
Elantec Semiconductor Inc                          3,469
Elcom International Inc                            2,750
Electric Fuel Corp                                 4,688
Electric Lightwave, Inc                            1,325
Electro Scientific Industries Inc                  3,136
Eli Lilly and Co                                  26,988
EMC Corp                                         260,946
Emulex Corp                                       75,141
Encore Medical Corp                                  766
Energy Conversion Devices Inc                      1,397
Enron Cap LLC 8% CUM PFD MIPS                     24,938
Enron Corp                                       100,310
Entrade Inc                                          184
Entrust Technologies Inc                           6,500
Envoy Communications Group Inc                     1,219
EOTT Energy Partners LP                           17,058
Equant N.V.                                        2,606
Equinox System Inc                                29,063
Ericsson L M Telephone Co                         20,865
Etoys Inc                                          1,294
Euphonix Inc                                       2,125
Evoke Communications Inc                             350
Excelsior Funds Inc Value &
 Restructuring Fund                               40,350
EXE Technologies Inc                              13,650
Exfo Electro-Optical Engineering Inc               1,306
Exodus Communications Inc                         92,120
Extreme Networks Inc                               7,825
Exxon Mobil Corp                                   9,824
F5 Networks Inc                                      950
Fairchild Semiconductor Corp                     216,563
Family Golf Centers Inc                              248
Federal Home Loan Mortgage Corp                  102,752
Federal-Mogul Corp                                   231
Fedex Corp                                        11,189
Felcor Lodging Trust Inc                          45,581
Fidelity Select Biotechnology Portfolio           15,574
Fidelity Select Electronics Portfolio             12,211
Finisar Corp                                       6,525
Finova Group Inc                                      50
First Australia Prime Income Fund Inc              4,040
Firsthand Funds E-Commerce Fund                   21,833
Firsthand Funds Technology Innovators Fund         2,515
Firsthand Funds Technology Leaders Fund           99,539
Flamel Technologies S.A.                          10,150
Flextronics International Ltd                    235,068
Flir Systems Inc                                   3,338
FMI Funds Inc Focus Fund                          14,313
Ford Motor Co                                     38,844
Fortel Inc                                           219
Foster Wheeler Corp                                2,625
Foundry Networks Inc                              15,585
Fox Entertainment Group Inc                        1,788
Franco-Nevada Mining Corp Ltd                     22,791
Franklin Multi-Income Trust                       16,750
FreeMarkets Inc                                    2,337
Fremont US Micro Capital Fund                     64,691
Frequency Electronics Inc                            510
Friedmans Inc                                      1,856
Frontline Ltd                                      5,700
Fuelcell Energy Inc                               29,139
Gabelli Global Series Funds Inc Communication      2,582
Gabelli Growth Fund                               99,112
Gadzoox Networks Inc                                 628
Gap Inc                                            7,657
Gateway Inc                                          360
Gemstar-TV Guide International Inc                46,125
Genaera Corp                                       8,875
Genelabs Technologies Inc                            409
General Electric Co                              340,116
General Motors Corp                                2,555
Genesis Microchip Inc                              6,475
Genetronics Biomedical Ltd                            94
Genome Therapeutics Corp                          18,293
Genuity Inc (USA)                                  5,063
Genzyme Transgenics Corp                           4,294
Gerber Childrenswear, Inc                          1,825
Geron Corp                                         1,359
Global Crossing Ltd                               60,170
Global Industries Ltd                              1,232
Global Network Inc                                   148
Global Sports, Inc                                 2,125
Global TeleSystems Inc                               406
Global Water Technologies Inc                         21
Globalstar Telecommunications Ltd                     32
GlobeSpan Inc                                      5,500
Globix Corp                                       10,216
Go Online Networks Corp                               70
Goldman Sachs Group Inc                           43,844
Goldman Sachs Group Common Stock Call Option      (1,700)
Green Mountain Coffee Inc                          5,000
Greystone Digital Technology Inc                   2,078
GST Telecommunications Inc                            14
Guinness Telli Phone Corp                             63
Gymboree Corp                                      8,325
Hain Celestial Group Inc                           3,250
Halliburton Co                                     3,625
Hambrecht & Quist Fund Trust IPO &
 Emerging Company Fund                             6,757
Handspring Inc                                     6,464
Hanover Compressor Co                              4,100
Harmonic Inc                                       6,569
Healthsouth Corp                                   3,263
Helix Technology Corp                             11,836
Henlopen Fund                                      5,750
Hewlett-Packard Co                                23,735
High Speed Access Corp                               106
Hitlon Hotels Corp                                87,405
Hollywood Entertainment Corp                       3,188
Home Depot Inc                                    72,879
HomeBase Inc                                         400
Homestake Mining Co                               14,656
Honeywell International Inc                        9,578
Hooper Holmes Inc                                  1,108
Horizon Offshore Inc                                 593
HRPT Properties Trust                              1,921
Huffy Corp                                         3,250
Human Genome Sciences Inc                         14,278
Humana Inc                                         3,050
Hypertension Diagnostics Inc                      51,675
I2 Technologies                                    6,743
iBasis Inc                                           413
ICG Communiocations Inc                               11
Icos Corp                                          1,974
Idacorp, Inc                                      12,560
IDEC Pharmaceuticals Corp                         13,649
Identix Inc                                       81,640
iExalt Inc                                            83
Ikos Systems Inc                                   2,663
ILEX Oncology Inc                                 11,841
Illinois Superconductor Corp                       5,694
Imax Corp                                          1,375
Immunex Corp                                      21,613
Immunogen Inc                                    164,747
Imperial Bank Inglewood California Dtd            94,000
Infineon Technologies AG                          10,800
Infinite Group Inc                                 2,775
InFocus Corp                                       4,425
Informix Corp                                      2,969
InfoSpace Inc                                     19,005
Inktomi Corp                                      17,410
Insituform Technology Inc                         15,950
Intacta Technologies Inc                             488
Integrated Device Technology Inc                   7,453
Intel Corp                                       960,125
Interactive Investments: Technology
 Value Funds                                     243,203
Interactive Telesis Inc                              210
Intercell Corp                                        10
InterDigital Communications Corp                  11,180
Interline Resources Corp                             203
Intermagnetics General Corp                       69,915
International Business Machines Corp              21,265
International Paper Co                            12,377
International Rectifier Corp                       8,550
Internet Capital Group Inc                         4,266
Internet Fund Inc                                  3,735
Internet Law Library Inc                             450
Interneuron Pharmaceuticals Inc                      384
Interpore International                              197
Intraware Inc                                        294
Intuit Inc                                        14,986
INVESCO Sector Funds Inc Technology Fund          19,940
INVESCO Telecommunications Fund                    8,747
Iomega Corp                                       16,830
Ion Networks Inc                                       4
IPS Millennium Fund                               16,637
IQROM Communications Inc                             203
ISIS Pharmaceuticals Inc                             531
Isle of Capris Casinos Inc                         2,125
Itron Inc                                          3,625
Ivax Corp                                         22,980
iVoice.com Inc                                       100
Ixia                                              17,156
Jabil Circuit Inc                                390,775
Jacob Internet Fund Inc                            1,145
Janus Enterprise Fund                             26,657
Janus Flexible Income Fund                       105,277
Janus Fund Inc                                   148,267
Janus Global Life Sciences Fund                   59,590
Janus Global Technology Fund                      14,520
Janus Growth & Income Fund                        31,759
Janus Investment Fund                             31,068
Janus Investment Fund Orion Fund                  17,723
Janus Investment Fund: Strategic Value Fund       45,112
Janus Mercury Fund                               216,503
Janus Olympus Fund                                12,527
Janus Worldwide Fund                             110,278
JC Penney Company Inc                              6,554
JDS Uniphase Corp                                486,701
Johnson & Johnson Inc                             16,180
JP Morgan Chase & Co                              68,156
Julius Baer Investment Funds
 International Equity Fund                        22,647
Juniper Networks                                 148,502
Juniper Networks Inc Common Stock Call Option     (2,700)
Juno Online Services Inc                             847
K2 Digital Inc                                       143
Kana Communications Inc                              920
Keith Companies Inc                                   40
Keithley Instruments Inc                          15,072
Kemet Corp                                         8,319
Key Energy Services, Inc                          55,110
Kinder Morgan Inc                                105,469
KittyHawk Inc                                        300
KLA Tencor Corp                                   37,056
Kopin Corp                                           277
Kroger Co                                             27
Kronos Inc                                         9,281
Kulicke & Soffa Industries Inc                     1,125
Labor Ready Inc                                      133
Laboratory Corporation of America Holdings         9,680
Lam Research Corp                                 24,505
Laser Vision Centers Inc                           1,625
Lasersight Inc                                       625
Lattice Semiconductor Corp                         1,470
LCC International Inc                             10,875
Lear Corp                                          2,481
Legato Systems Inc                                 2,231
Lehman Brothers Holdings Inc                      27,050
Lehman Holdings Inc Common Stock Call Option      (1,050)
Lernout & Hauspie Speech Products N.V.                73
Level 3 Communications, Inc Common Stock Call
 Option                                           (1,313)
Level 3 Communications, Inc                      422,789
Lexicon Genetics Inc                               8,313
Lexmark International Inc                          4,431
Liberate Technologies                             29,975
Life Medical Sciences Inc                            140
Lifecore Biomedical Inc                            4,625
LifePoint Hospitals Inc                           47,268
Lions Gate Entertainment Corp                        902
Liquid Audio Inc                                     256
Lithium Technology Corp                              288
Loch Harris Inc                                      646
Lockheed Martin Corp                              16,975
Log Point Technologies Inc                         3,515
London Pacific Group Limited                         756
Loudeye Technologies Inc                              59
Lowe's Cos Inc                                    22,250
LSI Logic Corp                                    72,171
LTX Corp                                           1,295
Lucent Technologies Inc                          112,344
Lumenon Innovative Lightwave Technology Inc          331
Luminant Worldwide Corp                              813
Madge Networks NV                                     81
Managers Funds Capital Appreciation Fund           6,516
Mariner Post-Acute Network Inc                     2,709
MarketWatch.com Inc                                  900
MarkWest Hydrocarbon, Inc.                         3,375
Martha Stewart Living Omnimedia Inc                4,013
Matsushita Electric Industrial Co., Ltd           23,375
Mattel Inc                                        14,440
Mattson Technology Inc                             2,063
MAX Internet Communications, Inc                       7
Maxtor Corp                                        5,594
McDATA Corp                                        5,475
McLeodUSA Inc                                      2,119
Medamicus Inc                                      2,148
Medical Technology & Innovations Inc               1,041
Medicis Pharmaceutical Corp                        5,913
Medimmune Inc                                     18,694
Medtronic Inc                                     15,094
Meltronix Inc                                         48
Mercator Software Ltd                              6,488
Merck & Co Inc                                    42,131
Meridian Resources Corp                              863
MetLife Inc                                        5,250
Metrocall Inc                                      8,576
Metromedia Fiber Network Inc                      20,250
Microchip Technology Inc                           4,388
Micromuse Inc                                      9,658
Microsoft Corp                                   764,181
MicroStrategy Inc                                  1,900
Microvision Inc                                      263
MIDCAP S&P Depostory Receipts Trust               18,875
Milinx Business Group Inc                            150
Millennium Chemicals Inc                           5,438
MiniMed Inc                                       33,625
MIPS Technologies Inc                              5,338
Mississippi Chemical Corp                          6,324
Mitel Corp                                         4,031
Montana Power Co                                       0
Morgan Grenfell Investment Trust -
 Deutsche European Equity Fund                     7,530
Morgan Stanley Dean Witter & Co. Common Stock
 Call Option                                        (450)
Morgan Stanley Dean Witter & Co                   15,850
Motorola Inc                                      98,722
MRV Communications Inc                             6,955
MTI Technology Corp                                   79
Multimedia Games Inc                              15,888
Munder Funds Inc Netnet Fund                       5,550
Murphy New World Biotechnology Fund                3,622
Mylan Laboratories Inc                             7,556
NABI Inc                                          18,500
Nanophase Technologies Corp                       13,200
NanoPierce Technologies Inc                          813
Nasdaq-100 Trust, Series 1                       508,038
Nathaniel Energy Corp New                              7
National Information Consortium Inc                1,959
National RV Holdings Inc                           3,873
National Semiconductor Corp                       13,786
Nations Fund Inc Value Fund                       50,090
NationsRent Inc                                    1,563
Navellier Performance Funds Mid Cap
 Growth Portfolio                                239,708
NaviSite Inc                                         234
Neoforma.com Inc                                     813
Neorx Corp                                         2,310
Netcreation Inc                                    3,422
Netergy Networks Inc                                 938
NetRadio Corp                                         38
NetSol International Inc                             420
NetSpeak Corp                                      2,734
NETVOICE TECHS                                     3,600
Network Appliance Corp                           627,112
Network Commerce Inc                                 109
Network Plus Corp                                  3,563
Neurocrine Biosciences Inc                         6,294
Nevis Fund Inc                                    16,451
New Era of Networks Inc                              411
New Focus Inc                                     34,750
New Frontier Media Inc                             4,594
Newport Corp                                       7,547
NewPower Holdings, Inc                           140,024
NexMed Inc                                         2,400
Next Level Communications Inc                      1,194
Nextel Communications Inc                         22,745
Nextel Partners Inc                                7,902
Nokia Corp                                       309,135
Nokia Corp Common Stock Call Option               (1,000)
Nortel Networks Corp                             227,836
Northern Border Partners LP                      189,130
Northern Funds: Technology Fund                    9,057
NorthPoint Communications Group                       34
Novell Inc                                        10,959
Novellus Systems Inc                              61,094
NRG Energy Inc                                     1,113
Nu Horizons Electronics Corp                         331
Numerical Technologies Inc                         1,806
NVIDIA Corp                                       41,776
Oak Technology Inc                                 4,561
OAO Technology Solutions Inc                         244
Office Depot Inc                                   1,781
OMI Corporation Inc                                  644
ON Semiconductor Corp                              1,733
Open Market Inc                                    2,176
Openwave Systems Inc                               8,868
Opticnet Inc                                           1
Optika Inc                                           227
Opus360 Corp                                          31
Oracle Corp                                      281,558
Oracle Corp Common Stock Call Option              (2,063)
OraPharma Inc                                      3,975
Organogenesis Inc                                  5,529
Oryx Technology Corp                                 125
Owens Corning                                      1,706
Owens Illinois Inc                                 3,128
Pacific Century Cyberworks Ltd                    33,723
Paine Webber Group Inc                            50,324
Paligent Inc                                          88
Palm Inc                                          16,365
Pawnbroker.com Inc                                    23
PAX World Fund Inc                                31,836
Paychex Inc                                       63,213
PBHG Funds Inc Growth Fund                         1,725
PBHG Large Capital Fund                           38,845
PBHG Select Equity Fund                           57,574
PBHG Technology and Communications Fund          129,135
PC Service Source Inc                                  5
PE Corp                                            3,251
Pennaco Energy Inc                                 4,318
Pennzoil-Quaker State Co                          12,875
Peregrine Pharmaceuticals Inc                        984
Peregrine Systems Inc                              3,950
PerkinElmer Inc                                      210
Petroleo Brasileiro SA                             2,525
Pfizer Inc                                       189,296
Pharmaceutical Product Development                18,881
PharmaPrint Inc                                       10
Pharmos Corp                                          24
Philip Morris Companies Inc                       92,400
Photochannel Networks Inc                            433
Pilgrim GNMA Income Fund Inc                      30,693
Pilgrim Mutual Funds International
 Small Cap Growth Fund                             4,782
PIMCO Funds Pacific Investment Management
 Foreign Bond Fund                               106,611
PIMCO Funds Pacific Investment Management
 Series Total Return Fund                        163,497
Pinnacle Systems Inc                               2,213
Pixelworks Inc                                    42,692
Planar Systems Inc                                15,174
PlanetRX.com Inc                                      35
Plug Power Inc                                    10,281
PMC-Sierra Inc                                    47,725
Polyphase Corp                                       683
Portal Software Inc                               17,256
Power-One Inc                                     21,543
Priceline.Com Inc                                     13
PRIME RESPONSE INC                                   131
Princeton Video Image Inc                            263
Private Business Inc                               2,000
Procom Technology Inc                              1,297
Procter & Gamble Co                                4,935
ProFunds Ultashort OTC ProFund Fund              498,687
Progen Industries Ltd                                169
Protein Design Labs Inc                           17,375
Psinet Inc                                         1,670
Public Storage, Inc                                2,431
Pumatech Inc                                       5,129
QLogic Corp                                       26,950
Qualcomm Inc                                     327,764
Quokka Sports Inc                                    956
Qwest Communications International Inc             6,131
QXL Ricardo PLC                                       53
R.J. Reynolds Tobacco Holdings Inc               107,463
Radisys Corp                                       4,528
Radware Ltd                                        9,028
Radyne Comstream Inc                                 117
Rambus Inc                                       147,824
RCM Equity Funds Inc Dresdner RCM
 Biotechnology Fund                               63,468
RCM Equity Funds Inc Dresdner RCM
 Global Technology Fund                           23,426
RCN Corp                                          14,203
RealNetworks Inc                                   1,694
Red Oak Technology Select Portfolio               63,696
Redback Networks Inc                              26,855
Redhook Ale Brewery Inc                              306
RehabCare Group, Inc                               5,138
Reliant Energy Inc                                12,994
Renaissance Funds IPO Fund                        18,614
Rentrak Corp                                       3,375
Research In Motion Ltd                            20,000
RF Micro Devices Inc                              70,377
Rhythms NetConnections Inc                           900
Rite Aid Corp                                        178
Robertson Stephens Investment Trust:
 Diversified Growth Fund                          56,438
Robertson Stephens Investment Trust:
 Microcap Growth Fund                              7,475
Royal Dutch Petroleum Co                           3,028
RS Emerging Growth Fund                           60,557
RSA Security Inc                                   2,115
Rydex Series Trust Arktos Fund                    27,712
Rydex Series Trust Nova Portfolio                 13,130
Rydex Series Trust OTC Fund                      182,990
Saba Software Inc                                 23,625
Saf T Lok Inc                                        188
Safeguard Scientifics Inc                          9,275
Safeway Inc                                       12,500
Saf-T-Hammer Corp                                    180
Sage Inc                                           7,375
Saks Inc                                          29,520
Sandisk Corp                                      19,425
Sanguine Corp                                        516
Sappi Ltd                                          2,138
Sawtek Inc                                        14,549
SBC Communications Inc                             9,649
Schering-Plough Corp                               4,427
Schwab 1000 Equity Fund                           76,497
Schwab Capital Trust Health Care Focus Fund       33,078
Schwab Capital Trust Small Capital Index Fund      7,044
Schwab Charles Family Funds: Money Mkt Fd      4,598,403
Schwab Charles Family Funds: VL ADV MNY INVS     654,559
Schwab MarketManager Balanced Portfolio Fund      10,200
Schwab MarketManager International
 Portfolio Fund                                    1,791
Schwab MarketTrack All Equity Portfolio Fund         905
Schwab Standard & Poors 500 Fund                  54,308
SCI Systems Inc                                   27,694
SciQuest.com Inc                                     512
ScreamingMedia.com Inc                           113,955
Scudder Greater Europe Fund                       10,560
Scudder High Yield Bond Fund                      16,778
Scudder International Fund Inc
 International Fund                               12,644
Scudder Japan Fund Inc                             6,056
Scudder Securities Trust Health Care Fund             91
Scudder Securities Trust Technology
 Innovation Fund                                   3,493
Sector SPDR Trust: Sh Ben Int-Enry                 6,638
SEEBEYOND TECH                                       769
SEI Investments Co                                21,280
Semitool Inc                                      13,563
Semotus Solutions                                     43
Seracare Inc                                       3,500
Shop At Home Inc                                   1,463
SICOR Inc                                         14,293
Siebel Systems Inc                                70,736
Sierra Pacific Resources Corp                    226,140
Silicon Graphics Inc                               8,000
Silicon Image Inc                                  2,175
Silicon Laboratories Inc                             101
Silicon Storage Technology Inc                    42,053
Simtek Corp                                        1,120
Sina.com                                             313
Sirius Satellite Radio Inc                         8,981
SLI, Inc                                           1,288
Smurfit-Stone Container Corp                       1,494
Solectron Corp                                   186,450
SONICblue Inc                                        825
Sonus Pharmaceuticals Inc                          2,500
Southwall Technologies Inc                           863
Southwest Airlines Co                             21,198
SPDR Trust: Unit Ser 1                            26,238
Spectralink Corp                                   3,393
Sprint Corp                                        6,094
ST Assembly Test Services Ltd                      1,325
Stamford International Inc                         2,717
Stamps.com Inc                                       348
Staples, Inc                                       1,181
State Street Corp                                 24,842
Stockgroup.com Holdings Inc                          625
Storagenetworks Inc                                8,039
Strong Equity Funds Inc Enterprise Fund            2,785
Strong Equity Funds Inc Growth 20 Fund            26,234
Sun Microsystems Inc                             444,495
Sun Microsystems Inc Common Stock Call Option       (500)
Sunrise Technologies International Inc               534
Superconductor Technologies Inc                    9,824
Supergen Inc                                       3,816
Sycamore Networks Inc                             81,205
Sylvan Learning Systems Inc                        2,963
Symantec Corp                                      2,503
Symmetricom Inc                                   17,550
Synopsys Inc                                       9,772
T Rowe Price Balanced Fund Inc                     2,576
T Rowe Price Science & Technology Fund Inc        39,796
T Rowe Price Spectrum Income Fund                149,014
Taiwan Semiconductor Manufacturing Co Ltd         14,490
Talarian Corp                                        700
Tanox Inc                                          7,838
Target Corp                                        6,490
TCW Galileo Funds Inc Aggressive Growth
 Equities Fund                                    16,461
TCW Galileo Funds Inc Select Equities Fund        31,010
TCW Galileo Funds Inc Small Capital
 Growth Fund                                      18,963
Tegal Corp                                           163
Telaxis Communications Corp                        1,088
Telefonos de Mexico SA de CV                       2,031
Tellabs Inc                                       70,625
Telocity Inc                                       2,400
Tenet Healthcare Corp                             15,020
Teradyne Inc                                       9,313
Terayon Communication Systems                        406
Terra Networks SA                                  4,542
Teva Pharmaceutical Industries Ltd                10,988
Texaco Inc                                         6,311
Texas Instruments Inc                            231,001
Thermo Tech Technologies Inc                          34
Third Avenue Value Fund Inc                        4,473
Titan Corp                                        10,969
TJX Companies Inc                                  3,215
Tollgrade Communications Inc                       2,738
Tommy Hilfiger Corp                               25,513
TotalFinaElf SA                                    4,361
Toys R Us Inc                                      2,336
Trans Energy Inc                                      66
Transamerica Premier Balanced Fund                 9,414
Transocean Sedco Forex Inc                        19,191
Travelocity.com Inc                                1,091
Tricord Systems Inc                                1,122
Triquint Semiconductor Inc                       205,593
Tumbleweed Communications Corp                    32,508
Tupperware Corp                                   14,306
Turner Midcap Growthh Fund                        33,672
Tyco International Ltd                           133,200
U.S. Bancorp                                       1,434
UAL Corp                                           7,788
UAM Funds Inc II Analytic Enhanced
 Equity Fund                                       4,530
Ultratech Stepper Inc                              2,588
UNIFAB International Inc                           4,750
Unisys Corp                                        9,506
United Parcel Service Inc                         16,450
United Rentals, Inc                               49,719
UnitedGlobalCom Inc                                1,363
UnitedHeath Group Inc                              6,383
Universal Access Inc                                 400
Universal Display Corp                             7,188
UniView Technologies Corp                             39
UroMed Corp                                          475
US Bancorp                                         2,919
US Interactive Inc                                   281
US Plastic Lumber Co                                 609
US Treasury Bills                                 24,754
US Treasury Notes                                 77,243
US Treasury Stripped Principal Bond               61,395
USX-Marathon Group                                 2,775
UTI Energy Corp                                    7,233
Va Linux Systems Inc                                 813
Value America Inc                                      3
Van Wagoner Funds Inc Post Venture Fund            1,926
Van Wagoner Funds Inc Technology Fund              5,482
Vanguard Convertible Security Fund Inc            43,324
Vanguard Fixed Income Security Fund: Invt
 Grade Corp                                       15,125
Vanguard Index Trust 500 Index Fund                  945
Vanguard Index Trust Total Stock Market
 Index Fund                                        1,142
Varian Semiconductor Equipment Associates Inc      2,375
Vasomedical Inc                                    2,844
Ventro Corp                                        1,050
Verado Holdings, Inc                              12,373
Verisign Inc                                      36,649
Veritas Software Corp                             59,850
Versus Technology Inc                                114
Vertel Corp                                        3,563
Vertex Pharmaceuticals Inc                       227,013
Vertical Computer Systems Inc                         80
VerticalNet Inc                                    1,757
Viador Inc                                            66
Viant Corp                                         1,707
Viatel Inc                                         2,361
Vicinty Corp                                         148
Vignette Corp                                      2,160
Vintage Petroleum Inc                              4,300
ViroPharma Inc                                       362
Vishay Intertechnology Inc                        10,588
Visionics Corp                                     2,938
VISX Inc                                           9,394
Vitesse Semiconductor Corp                        23,287
Vivus Inc                                          8,625
Vodafone Group PLC NEW                            17,906
Vtel Corp                                            105
Wal-Mart Stores Inc                               85,495
Walt Disney Company                               11,620
Wasatch Pharmaceuticals Inc                          167
Washington Mutual Inc                             59,855
Waste Management Inc                               2,082
Wave Systems Corp                                    990
WebMD Corp                                         7,739
WebTrends Corp                                    11,141
Webvan Group Inc                                   4,121
Weingarten Realty Investors                        2,265
Wells Fargo & Co                                      26
Wesco Financial Corp                               1,412
Western Resources Inc                              2,481
WidePoint Corp                                       156
Williams Communications Group Inc                  2,350
Williams Companies Inc                             2,011
Wilshire Financial Services Group Inc              1,250
Wind River Systems Inc                            38,971
World Wide Wireless Communications Inc                18
WorldCom Inc                                     258,202
Xcelera Inc                                          811
Xerox Corp                                        29,824
Xetel Corp                                            89
Xilinx Inc                                        23,063
XO Communications Inc                              7,125
Yahoo Inc                                         19,541
ZAPWORLD.com                                       1,125
Ziplink Inc                                          406
Zomax Inc                                          7,756

Total                                        $30,768,744

                            Enron Corp. Savings Plan

                             EIN: 47-0255140 PN: 333

           Schedule H, Line 4(j) - Schedule of Reportable Transactions

                      For the year ended December 31, 2000


                                                                                                Current Value
                                                                                                 of Asset on
                                                      Purchase       Selling        Cost of      Transaction      Net Gain or
Identity of Party Involved   Description of Asset      Price          Price          Asset          Date            (Loss)

Category (iii) - Series of transactions in excess of 5% of the current value of Plan assets at the beginning of the plan year for investments with participant and non-participant directed transactions.

Enron Corp.                  Common Stock
                              Purchases             $208,917,495   $          -   $208,917,495   $208,917,495   $          -
                              Sales                            -    231,576,487     57,978,203    231,576,487    173,598,284

                       SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ENRON CORP. SAVINGS PLAN

By:  JAMES S. PRENTICE
     Chairman of the Administrative Committee



June 25, 2000

CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-13397, 33-34796, and 33-52261) pertaining to the Enron Corp. Savings Plan of our report dated May 14, 2001, with respect to the financial statements and schedules of the Enron Corp. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


                                  ERNST & YOUNG LLP

Houston, Texas
June 25, 2001